Securities and Exchange Commission
Washington, DC 20546

Re:	Nevada Gold & Casinos, Inc
Registration Statement on Form S-3
Filed September 15, 2011
File No. 333-176847
Attn: Max A. Webb

Dear Mr. Webb:

Below are our responses to your comment letter dated October 12, 2011.  In summary, we agree to file an amended Form S-3 which includes all your comments.

Please feel free to contact me at (713) 621-2245 if you have any questions.

SEC Comment:
Part II, page 14

Item 16. Exhibits and Financial Statement Schedules, page 15

1.
Please revise to include the consent of LeMaster Daniels PLLC with respect to the financial statements and audit report incorporated by reference from your Current Report on Form 8-K/A filed on September 14, 2011. Refer to Rule 436 of the Securities Act of 1933.

Response:

We agree to revise Form S-3 to include the consent of LarsonAllen LLC as Exhibit 23.1(B).  Please note that, effective November 1, 2010, LarsonAllen LLC acquired LeMaster Daniels, PLLC at which time the practice of LeMaster Daniels, PLLC became a part of LarsonAllen LLC.

SEC Comment:
Exhibit 5.1

2.
We note your response to our prior comment six and reissue in part. We note in the first paragraph on page 4 that counsel has opined on the “general corporate laws of the State of Nevada.” Please have counsel revise to clarify that such laws include all applicable statutory provisions as well as all applicable provisions of the State of Nevada constitution and all reported judicial decisions interpreting such laws.

Response:

Our counsel has agreed to revise his opinion to include the above-referenced language.

Sincerely,

/s/ James J. Kohn
Chief Financial Officer
Nevada Gold and Casinos, Inc.